FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: January 26, 2006

January 26, 2006

Consolidated Financial Results for the Third Quarter of the

Fiscal Year Ending March 31, 2006

I. Consolidated Financial Results

	Three months ended December 31, 2005	Three months ended December 31, 2004	Change
	In billions of yen	In billions of yen	%
Net sales	1,144.7	1,115.6	+2.6
Operating income	19.0	20.6	-8.1
Income before income taxes	24.0	27.5	-13.0
Net income	20.8	39.4	-47.3

	Yen	Yen	Yen
Net income per share:
Basic	10.43	20.23	-9.80
Diluted	9.69	18.65	-8.96

	Nine months ended December 31, 2005	Nine months ended December 31, 2004	Change
	In billions of yen	In billions of yen	%
Net sales	3,377.8	3,418.8	-1.2
Operating income	31.9	80.0	-60.1
Income before income taxes	52.5	99.4	-47.2
Net income	37.2	64.6	-42.4

	Yen	Yen	Yen
Net income per share:
Basic	18.86	32.81	-13.95
Diluted	17.60	29.90	-12.30

	As of December 31, 2005	As of March 31, 2005	Change
	In billions of yen	In billions of yen	%
Total assets	4,011.9	3,940.7	+1.8
Shareholders’ equity	928.5	794.3	+16.9

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2.	“Operating income” set forth above is a measure commonly used by other Japanese companies that report their financial results in accordance with generally accepted accounting financial reporting practices in Japan. “Operating income” is calculated by deducting cost of sales and selling, general and administrative expenses from net sales. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP.

Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

3.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of December 31, 2005	As of March 31, 2005	As of December 31, 2004
Consolidated subsidiaries	293	225	201
Affiliated companies accounted for by the equity method	75	58	46

II. Business Results

<1>	Overview of the third quarter of the fiscal year ending March 31, 2006 (three months ended December 31, 2005) and outlook for the fiscal year ending March 31, 2006

In the Japanese economy during the three months ended December 31, 2005, there was a continuing trend of moderate growth due to a sustained increase in capital investment against the background of an improvement in business results, amid firm growth in exports, and steady growth in personal consumption as a result of an improvement in income and employment environments. In the electronics industry, there was steady demand for personal computers and system integration (“SI”) services, and gradual recovery in the mobile handset market due to increased replacement of 3G handsets, despite continuing price decline.

Amid this business environment, the consolidated net sales for the three months ended December 31, 2005, amounted to 1,144.7 billion yen, an increase of 29.1 billion yen (3%) as compared with the corresponding period of the previous fiscal year. This was principally due to a significant increase in sales of mobile communication systems and personal computers, despite a significant decrease in sales of mobile handsets in the overseas market, partly due to price decline, and the influence of large orders for fixed-line communication systems acquired in the corresponding period of the previous fiscal year.

Operating income amounted to19.0 billion yen, a decrease of 1.7 billion yen as compared with the corresponding period of the previous fiscal year. This was due to an increase in selling, general and administrative expenses, despite an increase in sales and an improvement in the ratio of cost of sales.

Income before income taxes amounted to 24.0 billion yen, a decrease of 3.6 billion yen as compared with the corresponding period of the pervious fiscal year. Net income amounted to 20.8 billion yen, a decrease of 18.6 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to gain on stock issuances of an affiliated company that were recognized in the corresponding period of the previous fiscal year and a decrease in investment profit accounted for by the equity method.

<2>	Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales:	512.3	billion yen (+4%)
Segment profit:	16.8	billion yen (-9.2 billion yen)

Sales of the IT Solutions business for the three months ended December 31, 2005 amounted to 512.3 billion yen, an increase of 4% as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

There was a substantial increase in sales of personal computers, and sales in the area of personal solutions business amounted to 207.1 billion yen, an increase of 16% as compared with the corresponding period of the previous fiscal year. In the area of SI/services, there was steady domestic IT investment and sales amounted to 169.9 billion yen, an increase of 1% as compared with the corresponding period of the previous fiscal year. On the other hand, in the area of computer platforms, sales amounted to 113.8 billion yen, a decrease of 7% as compared with the corresponding period of the previous fiscal year, owing to the influence of the price decline of servers and optical disc drives. In the area of software, sales amounted to 21.5 billion yen, a decrease of 8% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, segment profit amounted to 16.8 billion yen, a decrease of 9.2 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to rapid depreciation of the yen in the personal computers business and severe price pressure.

Network Solutions Business

Sales:	408.3	billion yen (-6%)
Segment profit:	3.21	billion yen ( +6.3 billion yen)

Sales of the Network Solutions business for the three months ended December 31, 2005 amounted to 408.3 billion yen, a decrease of 6% as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of broadband, sales amounted to 121.5 billion yen, a decrease of 14% as compared with the corresponding period of the previous fiscal year. This was principally due to large orders being acquired in the corresponding period of the previous fiscal year.

In the mobile area, sales of mobile infrastructure exceeded those of the corresponding period of the previous fiscal year owing to sustained steady investment in infrastructure construction for new services and the upgrading and expansion of networks in Japan and abroad. However, sales of mobile handsets fell below those of the corresponding period of the previous fiscal year primarily due to price decline in the overseas market. As a result, sales for the mobile area overall amounted to 230.6 billion yen, a decrease of 5% as compared with the corresponding period of the previous fiscal year. In the area of social infrastructure, sales increased 13% as compared with the corresponding period of the previous fiscal year, amounting to 56.2 billion yen, due to an increase in sales of digital terrestrial broadcasting infrastructure.

Regarding profitability, segment profit amounted to 13.2 billion yen, an increase of 6.3 billion yen as compared with the corresponding period of the previous fiscal year. This was due to an increase in sales of mobile infrastructure, despite a decrease in sales of mobile terminals as compared with the corresponding period of the previous fiscal year.

Electron Devices Business

Sales:	207.5	billion yen (+1%)
Segment loss:	2.8	billion yen (-5.0billion yen)

Sales of the Electron Devices business for the three months ended December 31, 2005 amounted to 207.5 billion yen, an increase of 1% as compared with the corresponding period of the previous fiscal year. This was due to steady sales in the liquid crystal display (“LCD”) and electronic components businesses, despite a slight decrease in the sales of semiconductors as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of semiconductors, sales amounted to 162.7 billion yen, a decrease of 2% as compared with the corresponding period of the previous fiscal year. This was due to a decrease in sales of system large scale integration (“LSI”) and system memory for mobile handsets in Japan, despite an increase in sales of LCD driver integrated circuits (“ICs”) and semiconductors for digital consumer electronics. In the display area, sales amounted to 17.8 billion yen, an increase of 23% as compared with the corresponding period of the previous fiscal year. This was due to an increase in sales of LCDs for industrial use overall, from large to small displays. In the area of electronic components and others, sales amounted to 27.0 billion yen, an increase of 8% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, segment loss was 2.8 billion yen, a worsening of 5.0 billion yen as compared with the corresponding period of the previous fiscal year. In the area of semiconductors, this was due to an inability to compensate for a decrease in profit accompanying a drop in sales and price decline, and an increase in research and development costs, despite the implementation of measures for improved cost efficiency and productivity.

<3>	Cash Flows

Net cash used in operating activities for the three months ended December 31, 2005 was 10.6 billion yen, an improvement of 31.3 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in the payment of notes and accounts payable as compared with the corresponding period of the previous fiscal year.

Net cash used in investing activities was 11.0 billion yen, an improvement of 26.0 billion yen as compared with the corresponding period of the previous fiscal year. This was partly due to a decrease in payments associated with semiconductor-related capital investment as compared with the corresponding period of the previous fiscal year. As a result, free cash flows (the total of net cash used in operating activities and investing activities) were cash outflows of 21.6 billion yen, an improvement of 57.2 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities, despite the redemption of bonds and the repayment of debt, amounted to 61.9 billion yen due to the issuance of commercial paper etc. As a result, cash and cash equivalents amounted to 458.6 billion yen, an increase of 44.8 billion yen as compared with the end of the three months ended September 30, 2005.

The balance of interest bearing debt amounted to 1,123.4 billion yen, a decrease of 137.6 billion yen as compared with the end of the corresponding period of the previous fiscal year. Debt-equity ratio was 1.21 (an improvement of 0.42 points as compared with the end of the corresponding period of the previous fiscal year).

The balance of interest bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash and cash equivalents, amounted to 664.7 billion yen, a decrease of 126.0 billion yen as compared with the end of the corresponding period of the previous fiscal year. Debt-equity ratio (net) was 0.72 (an improvement of 0.30 points as compared with the end of the corresponding period of the previous fiscal year).

<4>	Subsequent Events

NEC Corporation carried out a tender offer for shares of NEC Infrontia Corporation with the aim of strengthening its enterprise network solutions business.

An outline of the tender offer and NEC Infrontia Corporation is as follows:

Outline of Tender Offer

• Name of offeror:	NEC Corporation

• Name of target company:	NEC Infrontia Corporation

• Tender offer period:	From November 25 (Friday), 2005 to January 12 (Thursday), 2006

• Number of shares tendered:	15,718,809

Outline of NEC Infrontia Corporation

• Name:	NEC Infrontia Corporation

• Main business:	Key telephones, IP telephony, POS, automatic recognition, transaction terminals, web appliances, market-specific solutions, network solutions, etc.

<5>	Financial Forecast

Regarding the consolidated and non-consolidated financial forecast for the fiscal year ending March 31, 2006, there is no change from the forecast announced on October 27, 2005.

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2005	(% of net sales)	2004	(% of net sales)	Increase (Decrease)	2005
Net sales	JPY1,144,737	(100.0)	JPY1,115,608	(100.0)	JPY29,129	$9,701
Cost of sales	841,751	(73.5)	832,812	(74.7)	8,939	7,133
Selling, general and administrative expenses	284,005	(24.8)	262,150	(23.4)	21,855	2,407
Operating income	18,981	(1.7)	20,646	(1.9)	(1,665)	161

Non-operating income	14,829	(1.3)	22,034	(2.0)	(7,205)	125
Interest and dividends	2,128		1,706		422	18
Other	12,701		20,328		(7,627)	107
Non-operating expenses	9,834	(0.9)	15,137	(1.4)	(5,303)	83
Interest	4,157		4,587		(430)	35
Other	5,677		10,550		(4,873)	48

Income before income taxes	23,976	(2.1)	27,543	(2.5)	(3,567)	203

Provision for income taxes	8,152	(0.7)	18,435	(1.7)	(10,283)	69
Minority interest in income of consolidated subsidiaries	(49)	(0.0)	264	(0.0)	(313)	0
Equity in earnings (losses) of affiliated companies	4,911	(0.4)	30,569	(2.7)	(25,658)	42

Net income	JPY 20,784	(1.8)	JPY 39,413	(3.5)	(JPY18,629)	$176

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 118 yen.
*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 45,598 million yen (income) and 47,303 million yen (income) for the three months ended December 31, 2005 and 2004, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED BALANCE SHEETS

						(In millions of yen, millions of U.S.dollars)

	December 31, 2005 (Unaudited)		December 31, 2004 (Unaudited)		Increase (Decrease)		March 31, 2005		Increase (Decrease)		December 31, 2005 (Unaudited)
Current assets	JPY	2,163,647	JPY	2,133,491	JPY	30,156	JPY	2,081,562	JPY	82,085	$18,336

Cash and cash equivalents		458,639		470,171		(11,532)		494,284		(35,645)	3,887
Notes and accounts receivable, trade		888,272		818,954		69,318		901,696		(13,424)	7,528
Inventories		631,379		680,495		(49,116)		528,923		102,456	5,351
Other current assets		185,357		163,871		21,486		156,659		28,698	1,570
Long-term assets		1,848,208		1,880,478		(32,270)		1,859,123		(10,915)	15,663

Long-term receivables, trade		8,634		9,880		(1,246)		8,274		360	73
Investments and advances		456,801		417,640		39,161		415,167		41,634	3,871
Property, plant and equipment		677,354		758,991		(81,637)		726,422		(49,068)	5,740
Other assets		705,419		693,967		11,452		709,260		(3,841)	5,979

Total assets	JPY	4,011,855	JPY	4,013,969	JPY	(2,114)	JPY	3,940,685	JPY	71,170	$33,999

Current liabilities	JPY	1,644,114	JPY	1,742,231	JPY	(98,117)	JPY	1,661,660	JPY	(17,546)	$13,933

Short-term borrowings and current portion of long-term debt		371,229		497,367		(126,138)		364,969		6,260	3,146
Notes and accounts payable, trade		850,482		860,124		(9,642)		847,584		2,898	7,207
Other current liabilities		422,403		384,740		37,663		449,107		(26,704)	3,580
Long-term liabilities		1,226,378		1,268,139		(41,761)		1,260,564		(34,186)	10,393

Long-term debt		752,132		763,547		(11,415)		791,238		(39,106)	6,374
Accrued pension and severance costs		430,620		459,650		(29,030)		425,174		5,446	3,649
Other		43,626		44,942		(1,316)		44,152		(526)	370
Minority shareholders’ equity in consolidated subsidiaries		212,832		231,178		(18,346)		224,187		(11,355)	1,804

Total shareholders’ equity		928,531		772,421		156,110		794,274		134,257	7,869

Common stock		337,821		337,820		1		337,820		1	2,863
Additional paid-in capital		501,222		454,289		46,933		455,683		45,539	4,248
Retained earnings		159,430		130,730		28,700		128,204		31,226	1,351
Accumulated other comprehensive income (loss)		(66,696)		(147,443)		80,747		(124,396)		57,700	(565)
Treasury stock		(3,246)		(2,975)		(271)		(3,037)		(209)	(28)

Total liabilities and shareholders’ equity	JPY	4,011,855	JPY	4,013,969	JPY	(2,114)	JPY	3,940,685	JPY	71,170	$33,999

Interest-bearing debt (*1)	JPY	1,123,361	JPY	1,260,914	JPY	(137,553)	JPY	1,156,207	JPY	(32,846)	$9,520
Net interest-bearing debt (*2)		664,722		790,743		(126,021)		661,923		2,799	5,633

Shareholders’ equity ratio (%) (*3)		23.1		19.2		3.9		20.2		2.9

Debt-equity ratio (times) (*4)		1.21		1.63		(0.42)		1.46		(0.25)
Net debt-equity ratio (times) (*4)		0.72		1.02		(0.30)		0.83		(0.11)
Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	JPY	(2,152)	JPY	(13,856)	JPY	11,704	JPY	(14,090)	JPY	11,938	$(18)
Minimum pension liability adjustment		(131,001)		(149,944)		18,943		(137,449)		6,448	(1,110)
Unrealized gains (losses) on marketable securities		67,646		18,174		49,472		28,889		38,757	573
Unrealized gains (losses) on derivative financial instruments		(1,189)		(1,817)		628		(1,746)		557	(10)

Total accumulated other comprehensive income (loss)	JPY	(66,696)	JPY	(147,443)	JPY	80,747	JPY	(124,396)	JPY	57,700	$(565)

(Notes)

*1	Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
*2	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*3	Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2005		2004		Increase (Decrease)		2005
I. Cash flows from operating activities:

Net income	JPY	20,784	JPY	39,413	JPY	(18,629)	$176
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation		36,542		40,355		(3,813)	310
Equity in (earnings) losses of affiliated companies, net of dividends		(4,625)		(30,331)		25,706	(39)
Increase in notes and accounts receivable		(75,761)		(40,947)		(34,814)	(642)
Increase in inventories		(66,775)		(52,145)		(14,630)	(566)
Increase in notes and accounts payable		94,159		63,358		30,801	798
Other, net		(14,894)		(61,543)		46,649	(127)

Net cash used in operating activities		(10,570)		(41,840)		31,270	(90)

II. Cash flows from investing activities:

Proceeds from sales of fixed assets		25,673		4,586		21,087	218
Additions to fixed assets		(35,695)		(64,099)		28,404	(303)
Proceeds from sales of marketable securities		1,238		2,602		(1,364)	10
Purchase of marketable securities		(1,529)		(4)		(1,525)	(13)
Other, net		(678)		19,952		(20,630)	(5)

Net cash used in investing activities		(10,991)		(36,963)		25,972	(93)

Free cash flows (I + II)		(21,561)		(78,803)		57,242	(183)

III. Cash flows from financing activities:

Net proceeds from bonds and borrowings		68,650		85,737		(17,087)	582
Dividends paid		(6,658)		(6,167)		(491)	(56)
Other, net		(87)		(93)		6	(1)

Net cash provided by financing activities		61,905		79,477		(17,572)	525

Effect of exchange rate changes on cash and cash equivalents		4,503		580		3,923	38

Net increase in cash and cash equivalents		44,847		1,254		43,593	380

Cash and cash equivalents at beginning of period		413,792		468,917		(55,125)	3,507
Cash and cash equivalents at end of period	JPY	458,639	JPY	470,171	JPY	(11,532)	$3,887

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2005		(% of total)	% change		2004		(% of total)	2005
IT Solutions business	JPY	512,311	(44.8)		+3.8	JPY	493,398	(44.2)	$4,342
Network Solutions business		408,335	(35.7)		-6.1		434,946	(39.0)	3,460
Electron Devices business		207,534	(18.1)		+1.3		204,896	(18.4)	1,759
Others		158,200	(13.8)		+16.3		136,067	(12.2)	1,341
Eliminations		(141,643)	(-12.4)		—		(153,699)	(-13.8)	(1,201)

Consolidated total	JPY	1,144,737	(100.0)		+2.6	JPY	1,115,608	(100.0)	$9,701

(2) Segment Profit or Loss
		(In millions of yen, millions of U.S. dollars)
Three months ended December 31	2005		(% of profit on sales)	Increase (Decrease)		2004		(% of profit on sales)	2005
IT Solutions business	JPY	16,782	(3.3)	JPY	(9,229)	JPY	26,011	(5.3)	$142
Network Solutions business		13,216	(3.2)		6,318		6,898	(1.6)	112
Electron Devices business		(2,835)	(-1.4)		(4,973)		2,138	(1.0)	(24)
Others		3,992	(2.5)		2,872		1,120	(0.8)	34
Eliminations		(1,739)	—		4,485		(6,224)	—	(15)
Unallocated corporate expenses*		(10,435)	—		(1,138)		(9,297)	—	(88)

		18,981	(1.7)		(1,665)		20,646	(1.9)	161
Other income		14,829			(7,205)		22,034		125
Other expenses		(9,834)			5,303		(15,137)		(83)

Consolidated income before income taxes	JPY	23,976		JPY	(3,567)	JPY	27,543		$203

(Note)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)

Three months ended December 31	2005		2004		% change	2005
IT Solutions business	JPY	449.7	JPY	425.3	+5.7	$3,811
Domestic		318.4		315.9	+0.8	2,698
Overseas		131.3		109.4	+20.0	1,113

Network Solutions business		387.5		413.5	-6.3	3,283
Domestic		287.7		288.5	-0.3	2,438
Overseas		99.8		125.0	-20.2	845

Electron Devices business		195.8		190.5	+2.8	1,660
Domestic		95.3		105.6	-9.8	807
Overseas		100.5		84.9	+18.4	853

Others		111.8		86.3	+29.5	947
Domestic		61.4		55.1	+11.6	521
Overseas		50.4		31.2	+61.2	426

Consolidated total	JPY	1,144.7	JPY	1,115.6	+2.6	$9,701
Domestic		762.8		765.0	-0.3	6,464
Overseas		381.9		350.6	+8.9	3,237

(4) Net Sales by Products and Services (Including internal sales to other segments)

(In billions of yen, millions of U.S. dollars)

Three months ended December 31	2005		2004		% change	2005
IT Solutions business	JPY	512.3	JPY	493.4	+3.8	$4,342
SI / Services		169.9		168.0	+1.1	1,440
Software		21.5		23.4	-8.1	182
Computers / Platforms		113.8		122.8	-7.3	964
Personal Solutions		207.1		179.2	+15.6	1,756

Network Solutions business	JPY	408.3	JPY	434.9	-6.1	$3,460
Broadband		121.5		141.8	-14.3	1,030
Mobile		230.6		243.3	-5.2	1,954
Social Infrastructure		56.2		49.8	+12.9	476

Electron Devices business	JPY	207.5	JPY	204.9	+1.3	$1,759
Semiconductors		162.7		165.3	-1.6	1,379
Displays		17.8		14.5	+22.8	151
Electronic Components		27.0		25.1	+7.6	229

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2005		(% of net sales)	2004		(% of net sales)	Increase (Decrease)		2005
Net sales	JPY	3,377,772	(100.0)	JPY	3,418,762	(100.0)	JPY	(40,990)	$28,625
Cost of sales		2,500,068	(74.0)		2,544,601	(74.4)		(44,533)	21,187
Selling, general and administrative expenses		845,756	(25.1)		794,186	(23.3)		51,570	7,167
Operating income		31,948	(0.9)		79,975	(2.3)		(48,027)	271

Non-operating income		62,460	(1.9)		73,996	(2.2)		(11,536)	529
Interest and dividends		7,588			7,089			499	64
Other		54,872			66,907			(12,035)	465
Non-operating expenses		41,956	(1.2)		54,549	(1.6)		(12,593)	355
Interest		12,331			14,854			(2,523)	105
Other		29,625			39,695			(10,070)	250

Income before income taxes		52,452	(1.6)		99,422	(2.9)		(46,970)	445

Provision for income taxes		21,921	(0.7)		60,150	(1.7)		(38,229)	187
Minority interest in income of consolidated subsidiaries		974	(0.0)		10,165	(0.3)		(9,191)	8
Equity in earnings (losses) of affiliated companies		7,648	(0.2)		35,503	(1.0)		(27,855)	65

Net income	JPY	37,205	(1.1)	JPY	64,610	(1.9)	JPY	(27,405)	$315

(Note)

*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 94,905 million yen (income) and 66,964 million yen (income) for the nine months ended December 31, 2005 and 2004, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2005		2004		Increase (Decrease)		2005
I. Cash flows from operating activities:

Net income	JPY	37,205	JPY	64,610	JPY	(27,405)	$315
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation		106,088		123,247		(17,159)	899
Equity in (earnings) losses of affiliated companies, net of dividends		(6,802)		(34,776)		27,974	(58)
Decrease in notes and accounts receivable		12,464		45,670		(33,206)	106
Increase in inventories		(99,862)		(111,435)		11,573	(846)
Increase (decrease) in notes and accounts payable		12,682		(102,036)		114,718	107
Other, net		(35,065)		(45,133)		10,068	(297)

Net cash provided by (used in) operating activities		26,710		(59,853)		86,563	226

II. Cash flows from investing activities:

Proceeds from sales of fixed assets		58,700		44,053		14,647	498
Additions to fixed assets		(137,805)		(183,442)		45,637	(1,168)
Proceeds from sales of marketable securities		15,042		24,256		(9,214)	128
Purchase of marketable securities		(3,295)		(1,047)		(2,248)	(28)
Other, net		27,175		57,868		(30,693)	230

Net cash used in investing activities		(40,183)		(58,312)		18,129	(340)

Free cash flows (I + II)		(13,473)		(118,165)		104,692	(114)

III. Cash flows from financing activities:

Net proceeds from (repayment of) bonds and borrowings		(16,582)		100,495		(117,077)	(141)
Dividends paid		(14,058)		(13,341)		(717)	(119)
Other, net		(213)		(195)		(18)	(2)

Net cash provided by (used in) financing activities		(30,853)		86,959		(117,812)	(262)

Effect of exchange rate changes on cash and cash equivalents		8,681		4,614		4,067	74

Net decrease in cash and cash equivalents		(35,645)		(26,592)		(9,053)	(302)

Cash and cash equivalents at beginning of period		494,284		496,763		(2,479)	4,189
Cash and cash equivalents at end of period	JPY	458,639	JPY	470,171	JPY	(11,532)	$3,887

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2005		(% of total)	% change		2004		(% of total)	2005
IT Solutions business	JPY	1,502,439	(44.5)		+3.2	JPY	1,456,112	(42.6)	$12,733
Network Solutions business		1,219,638	(36.1)		-8.6		1,334,840	(39.0)	10,336
Electron Devices business		600,221	(17.8)		-9.9		666,288	(19.5)	5,087
Others		499,358	(14.8)		+12.9		442,185	(12.9)	4,232
Eliminations		(443,884)	(-13.2)		—		(480,663)	(-14.0)	(3,763)

Consolidated total	JPY	3,377,772	(100.0)		-1.2	JPY	3,418,762	(100.0)	$28,625

(2) Segment Profit or Loss
					(In millions of yen, millions of U.S. dollars)
Nine months ended December 31	2005		(% of profit on sales)	Increase (Decrease)		2004		(% of profit on sales)	2005
IT Solutions business	JPY	43,165	(2.9)	JPY	(17,138)	JPY	60,303	(4.1)	$366
Network Solutions business		26,943	(2.2)		1,842		25,101	(1.9)	228
Electron Devices business		(12,485)	(-2.1)		(48,398)		35,913	(5.4)	(106)
Others		8,223	(1.6)		3,472		4,751	(1.1)	70
Eliminations		1,370	—		8,691		(7,321)	—	12
Unallocated corporate expenses*		(35,268)	—		3,504		(38,772)	—	(299)

		31,948	(0.9)		(48,027)		79,975	(2.3)	271
Other income		62,460			(11,536)		73,996		529
Other expenses		(41,956)			12,593		(54,549)		(355)

Consolidated income before income taxes	JPY	52,452		JPY	(46,970)	JPY	99,422		$445

(Note)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)

Nine months ended December 31	2005		2004		% change	2005
IT Solutions business	JPY	1,297.3	JPY	1,244.3	+4.3	$10,994
Domestic		993.1		983.9	+0.9	8,416
Overseas		304.2		260.4	+16.9	2,578

Network Solutions business		1,156.3		1,272.5	-9.1	9,799
Domestic		895.0		909.5	-1.6	7,585
Overseas		261.3		363.0	-28.0	2,214

Electron Devices business		567.8		619.2	-8.3	4,812
Domestic		283.6		335.1	-15.4	2,404
Overseas		284.2		284.1	+0.0	2,408

Others		356.4		282.7	+26.1	3,020
Domestic		219.8		210.7	+4.3	1,862
Overseas		136.6		72.0	+89.6	1,158

Consolidated total	JPY	3,377.8	JPY	3,418.8	-1.2	$28,625
Domestic		2,391.5		2,439.2	-2.0	20,267
Overseas		986.3		979.6	+0.7	8,358

(4) Net Sales by Products and Services (Including internal sales to other segments)
		(In billions of yen, millions of U.S.dollars)
Nine months ended December 31	2005		2004		% change	2005
IT Solutions business	JPY	1,502.4	JPY	1,456.1	+3.2	$12,733
SI / Services		538.3		520.0	+3.5	4,562
Software		69.2		72.3	-4.3	587
Computers / Platforms		337.3		344.6	-2.1	2,859
Personal Solutions		557.6		519.2	+7.4	4,725

Network Solutions business	JPY	1,219.6	JPY	1,334.8	-8.6	$10,336
Broadband		407.7		429.6	-5.1	3,455
Mobile		648.6		741.0	-12.5	5,497
Social Infrastructure		163.3		164.2	-0.5	1,384

Electron Devices business	JPY	600.2	JPY	666.3	-9.9	$5,087
Semiconductors		475.6		542.1	-12.3	4,031
Displays		50.8		53.1	-4.3	431
Electronic Components		73.8		71.1	+3.8	625

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Contacts: Diane Foley/ Makoto Miyakawa

Public Relations Division

NEC Corporation

+81-3-3798-6511